Exhibit 99.1

Clearmind Medicine Files U.S. Patent Application for Psychedelic-Based Treatment for Eating Disorders

Vancouver, Canada, April 10, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “company”), a clinical- stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced that it has filed a patent application with United States Patent and Trademark Office (USPTO) for the use of  3-methylmethcathinone (with the chemical name 2-(methylamino)-1-(3-methylphenyl)-1-propanon) (“3-MMC”), to prevent and/or treat eating disorders either alone or in conjunction with Palmitoylethanolamide (“PEA”).

“The field of weight loss has been a blockbuster of the pharmaceutical industry and generates billions of dollars to companies who are active in this space. We at Clearmind have made it our goal to be at the forefront of developments in fields where we believe that we have an advantage over the marketed treatments, with weight loss being one of them. With sort in supply, shortage of active ingredients, high price, adverse events and inconvenient method of administration, we believe that our molecules may have the potential over the ones already available “

A report by the World Obesity Federation, predicts that half the world will be overweight or obese by 2035. The report authors say this increase could put a strain on healthcare systems and cause $4 trillion in economic damage.

About Clearmind Medicine Inc.

Clearmind is a clinical- stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of sixteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its goal to be at the forefront of developments in fields where it believes that is has an advantage over the marketed treatments, with weight loss being one of them, and its belief that its molecules may have the potential over the ones already available. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.